Exhibit 99.1

EXHIBITS

Exhibit Number		Page
99.1	Copy of the press release entitled “Regarding News Reports on PLDT Seeking a ‘Compromise Agreement’”.

September 3, 2018

Philippine Stock Exchange

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Janet A. Encarnacion

Head - Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with a press release attached thereto entitled “Regarding News Reports on PLDT Seeking a ‘Compromise Agreement’”.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

September 3, 2018

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto entitled “Regarding News Reports on PLDT Seeking a ‘Compromise Agreement’”.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T		I	N	C.
(F	O	R	M	E	R	L	Y	P	H	I	L	I	P	P	I	N	E		L	O	N	G
D	I	S	T	A	N	C	E	T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y)

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
8168534

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,684 As of July 31, 2018	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	8168553
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	September 3, 2018
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 816-8553
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11.  Item 9 (Other Events)

Attached hereto is a Press Release entitled “Regarding News Reports on PLDT Seeking a ‘Compromise Agreement’”.

Pursuant to the requirements of the Securities Regulations Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT Inc.

By:

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

September 3, 2018

Regarding News Reports on

PLDT Seeking a ‘Compromise Agreement’

MANILA, Philippines, September 3, 2018 – Various news reports have come out over the past several days stating, among others, that Secretary Silvestre Bello III of the Department of Labor and Employment (DOLE) would meet with PLDT officials to discuss a possible compromise agreement regarding the ongoing dispute between PLDT and the DOLE over the regularization of the employees of PLDT service contractors.

To clarify, we wish to state:

•	No such meeting between Secretary Bello and PLDT officials has taken place.

•

PLDT has not sought a compromise agreement and is pursuing a fair and just resolution of this case on the basis of the 31 July 2018 decision of the Court of Appeals which substantially altered the pertinent orders of the DOLE.

In this regard, it is worthwhile to highlight the key points of CA ruling.

•	The Court granted PLDT’s prayer for an injunction against the DOLE regularization orders.

•

It set aside the regularization orders insofar as these declared that there was labor-only contracting of the following functions: (a) janitorial services, messengerial and clerical services; (b) information technology (IT) firms and services; (c) IT support services, both hardware and software; and applications development; (d) back office support and office operations; (e) business process outsourcing or call centers; (f) sales; and (g) medical, dental engineering and other professional services.

•

The Court also sustained PLDT’s contention that the Secretary’s regularization order was “tainted with grave abuse of discretion” because it did not meet the “substantial evidence” standards set out by the Supreme Court in landmark jurisprudence. The Court also said that the DOLE’s appreciation of evidence leaned in favor of the contractor workers, and that the Secretary had “lost sight” of distinctions involving the labor law concepts of “control over means and methods,” and “control over results.”

On 20th August 2018, PLDT filed a motion seeking a partial reconsideration of that part of the CA decision which ordered a remand to the Office of the Regional Director of the DOLE-National Capital Region of the matter of the regularization of individuals performing installation, repair and maintenance (IRM) services.

In its motion, PLDT argued that the fact-finding process contemplated by the Court’s remand order is not actually part of the visitorial power of the DOLE (i.e., the evidence that will need to be assessed cannot be gleaned in the 'normal course’ of a labor inspection’) and is therefore outside the jurisdiction of the Secretary of Labor.

PLDT also questioned that part of the CA ruling which seems to conclude that all IRM jobs are “regular”. It argued that the law recognizes that some work of this nature can be project-based or seasonal in nature.

Assuming the CA will affirm the remand, PLDT argued that instead of the DOLE it should be the National Labor Relations Commission – a tribunal with more comprehensive fact-finding powers – that should take over to determine whether the jobs are in fact IRM, and if so, whether they are “regular” or can be considered “project-based” or “seasonal”.

XXX

About PLDT

PLDT is the leading telecommunications and digital services provider in the Philippines. Through its principal business groups – fixed line, wireless and others – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippinelisted companies.

Contact person:

Ramon R. Isberto

PLDT Spokesperson

Tel. No.: +63 2 5113101

Fax No.: +63 2 5113100

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/Ma. Lourdes C. Rausa-Chan
Name	:	Ma. Lourdes C. Rausa-Chan
Title	:	Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date:  September 3, 2018